FORM 3                                                    OMB APPROVAL
                                                      OMB NUMBER  3235-0104
                                                      Expires: December 31, 2001
                                                      Estimated Average burden
                                                      hours per response.....0.5

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                         INITIAL STATEMENT OF BENEFICIAL
                             OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1.    Name and Address of Reporting Person*
      GIN99, LLC
      c/o Clifford Chance Rogers & Wells LLP
      200 Park Avenue
      New York, New York  10166

2.    Date of Event Requiring Statement (Month/Day/Year)
      03/07/00

3.    IRS or Social Security Number of Reporting Person (Voluntary)
      N/A

4.    Issuer Name and Ticker or Trading Symbol
      Avitar, Inc. (AMEX: AVR)

5.    Relationship of Reporting Person to Issuer (Check all applicable)
      |_| Director                    |X| 10% Owner
      |_| Officer (give title below)  |_| Other (specify below)

6.    If Amendment, Date of Original (Month/Day/Year)

7.    Individual or Joint/Group Filing (Check Applicable Line)
      |_| Form filed by One Reporting Person
      |X| Form filed by More than One Person

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TABLE I - NON DERIVATIVE SECURITIES BENEFICIALLY OWNED

1.    Title of Security (Instr. 4)

      No Securities Owned

2.    Amount of Securities Beneficially Owned (Instr. 4)

3.    Ownership Form:  Direct (D) or Indirect (I) (Instr. 5)

4.    Nature of Indirect Beneficial Ownership (Instr. 5)

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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*If the form is filed by more than one reporting person, see Instruction
5(b)(v).


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TABLE II - DERIVATIVE SECURITIES BENEFICIALLY OWNED

1.    Title of Derivative Security (Instr. 4)
      No securities owned

      (i)   Series B Preferred Stock
      (ii)  Series B Preferred Stock
      (iii) Series B Preferred Stock
      (iv)  Warrants to purchase common stock
      (v)   Warrants to purchase common stock
      (vi)  Warrants to purchase common stock

2.    Date Exercisable and Expiration Date (Month/Day/Year)

      (i)   At any time / no expiration date
      (ii)  At any time / no expiration date
      (iii) At any time / no expiration date
      (iv)  At any time / expire 11/09/01
      (v)   At any time / expire 11/09/01
      (vi)  At any time / expire 11/09/01

3.    Title and Amount of Securities Underlying Derivative Security (Instr.4)

      (i)   Common stock; 7,364,500 shares
      (ii)  Common stock; 7,364,500 shares
      (iii) Common stock; 7,364,500 shares
      (iv)  Common stock; 2,400,000 shares
      (v)   Common stock; 2,400,000 shares
      (vi)  Common stock; 2,400,000 shares

4.    Conversion or Exercise Price of Derivative Security

      (i)   10 shares of common stock
      (ii)  10 shares of common stock
      (iii) 10 shares of common stock
      (iv)  $0.25 per share
      (v)   $0.25 per share
      (vi)  $0.25 per share

5.    Ownership Form of Derivative Security: Direct (D) or Indirect (I)
      (Instr. 5)

      (i)   D
      (ii)  I
      (iii) I
      (iv)  D
      (v)   I
      (vi)  I


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6.    Nature of Indirect Beneficial Ownership (Instr. 5)

(i)   (1)
(ii)  (2)
(iii) (1)
(iv)  (2)

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Explanation of Responses:

      (1) Beneficially owned by Lighthouse Capital Insurance Company, due to its 100% ownership interest in each of E-Commerce Investments Ltd., E-Links Investments Ltd., E-Sales Investments Ltd., E-Trade Investments Ltd. and E-Business Investments Ltd., each of which owns 20% of the membership interests of GIN99, LLC.

      (2) Beneficially owned by E-Commerce Investments Ltd., E-Links Investments Ltd., E-Sales Investments Ltd., E-Trade Investments Ltd. and E-Business Investments Ltd., each of which owns 20% of the membership interests of GIN99, LLC.

                         /s/ Joseph Rotella                              3/17/00
                         ----------------------------------              -------
                         **  Signature of Reporting Persons              Date

      ** Intentional misstatements or omission of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C.78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.


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                             Joint Filer Information

Name:    Lighthouse Capital Insurance Company

Address: Anderson Square
         Georgetown
         Grand Cayman
         Cayman Islands

Designated Filer: GIN99, LLC

Issuer and Ticker Symbol: Avitar, Inc. (AMEX: AVR)

Date of Event Requiring Statement: 03/07/00

Signature: By: /s/ Peter Jones
               Name:Peter Jones
               Title: Secretary


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

                             Joint Filer Information

Name:    E-Commerce Investments Ltd.

Address: c/o Leopold Joseph (Bahamas) Limited
         Third Floor, Euro Canadian Centre
         Marlborough Street
         Nassau, Bahamas

Designated Filer: GIN99, LLC

Issuer and Ticker Symbol: Avitar, Inc. (AMEX: AVR)

Date of Event Requiring Statement: 03/07/00

Signature: By: /s/ Ivylyn Cassar
               Name: Ivylyn Cassar
               Title: Director - Ibis S.A.


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                             Joint Filer Information

Name:    E-Links Investments Ltd.

Address: c/o Leopold Joseph (Bahamas) Limited
         Third Floor, Euro Canadian Centre
         Marlborough Street
         Nassau, Bahamas

Designated Filer: GIN99, LLC

Issuer and Ticker Symbol: Avitar, Inc. (AMEX: AVR)

Date of Event Requiring Statement: 03/07/00

Signature: By: /s/ Ivylyn Cassar
               Name: Ivylyn Cassar
               Title: Director - Ibis S.A.


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                             Joint Filer Information

Name:    E-Sales Investments Ltd.

Address: c/o Leopold Joseph (Bahamas) Limited
         Third Floor, Euro Canadian Centre
         Marlborough Street
         Nassau, Bahamas

Designated Filer: GIN99, LLC

Issuer and Ticker Symbol: Avitar, Inc. (AMEX: AVR)

Date of Event Requiring Statement: 03/07/00

Signature: By: /s/ Ivylyn Cassar
               Name: Ivylyn Cassar
               Title: Director - Ibis S.A.

                             Joint Filer Information

Name:    E-Trade Investments Ltd.

Address: c/o Leopold Joseph (Bahamas) Limited
         Third Floor, Euro Canadian Centre
         Marlborough Street
         Nassau, Bahamas

Designated Filer: GIN99, LLC

Issuer and Ticker Symbol: Avitar, Inc. (AMEX: AVR)

Date of Event Requiring Statement: 03/07/00

Signature: By: /s/ Ivylyn Cassar
               Name: Ivylyn Cassar
               Title: Director - Ibis S.A.

                             Joint Filer Information

Name:    E-Business Investments Ltd.

Address: c/o Leopold Joseph (Bahamas) Limited
         Third Floor, Euro Canadian Centre
         Marlborough Street
         Nassau, Bahamas

Designated Filer: GIN99, LLC

Issuer and Ticker Symbol: Avitar, Inc. (AMEX: AVR)

Date of Event Requiring Statement: 03/07/00

Signature: By: /s/ Ivylyn Cassar
               Name: Ivylyn Cassar
               Title: Director - Ibis S.A.


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